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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

		I-MANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

		Common Stock, Par Value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

		44973Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

		J. Niel Armstrong
		ZF Partners, L.P.
		One Ferry Building, Suite 255
		San Francisco, CA 94114
		415-677-1557
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

		November 6, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss. 240.13D/A-1(e), 240.13D/A-1(f) or 240.13D/A-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13D/A-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 44973Q103               13D/A                     Page 2 of 11 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

ZF Partners, L.P.	   FEIN: 35-2214127
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	5,123,420
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	5,123,420
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
5,123,420 (1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
9.9% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
PN
________________________________________________________________________________

(1) Includes 254,793 shares issuable upon exercise of Warrants; excludes 123,995 shares issuable upon exercise of Warrants that under the terms of the Warrants are not exercisable so long as such exercise would cause the holder's beneficial ownership to exceed 9.9% of the total number of issued and outstanding shares of Common Stock.

(2) Calculated based upon 51,372,926 shares of Common Stock issued and outstanding, including 47,837,360 shares of Common Stock outstanding as of August 7, 2006, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2006; 3,535,566 shares issued on November 6, 2006 as reported by the Issuer on its Form 8-K dated November 7, 2006; and assuming the exercise by Purchaser of Warrants to purchase 254,793 shares of Common Stock.

CUSIP No. 44973Q103               13D/A                     Page 3 of 11 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

ZF Ventures, L.L.C.	   FEIN: 37-1473537
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	5,123,420
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	5,123,420
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
5,123,420 (1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
9.9% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Includes 254,793 shares issuable upon exercise of Warrants; excludes 123,995 shares issuable upon exercise of Warrants that under the terms of the Warrants are not exercisable so long as such exercise would cause the holder's beneficial ownership to exceed 9.9% of the total number of issued and outstanding shares of Common Stock.

(2) Calculated based upon 51,372,926 shares of Common Stock issued and outstanding, including 47,837,360 shares of Common Stock outstanding as of August 7, 2006, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2006; 3,535,566 shares issued on November 6, 2006 as reported by the Issuer on its Form 8-K dated November 7, 2006; and assuming the exercise by Purchaser of Warrants to purchase 254,793 shares of Common Stock.

CUSIP No. 44973Q103               13D/A                     Page 8 of 11 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SLF Partners, LLC  FEIN: 20-0183973
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	5,123,420
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	5,123,420
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
5,123,420 (1)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
9.9% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
OO
________________________________________________________________________________

(1) Includes 254,793 shares issuable upon exercise of Warrants; excludes 123,995 shares issuable upon exercise of Warrants that under the terms of the Warrants are not exercisable so long as such exercise would cause the holder's beneficial ownership to exceed 9.9% of the total number of issued and outstanding shares of Common Stock.

(2) Calculated based upon 51,372,926 shares of Common Stock issued and outstanding, including 47,837,360 shares of Common Stock outstanding as of August 7, 2006, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2006; 3,535,566 shares issued on November 6, 2006 as reported by the Issuer on its Form 8-K dated November 7, 2006; and assuming the exercise by Purchaser of Warrants to purchase 254,793 shares of Common Stock.

CUSIP No. 44973Q103               13D/A                     Page 9 of 11 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Steven L. Fingerhood
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
WC, SC
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
Delaware
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF  		8,572 (1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           	5,123,420
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           	37,738 (2)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    	5,123,420
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
5,161,158 (3)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
9.9% (4) (5)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
IN
________________________________________________________________________________

(1) These shares of restricted stock may be repurchased by Issuer for par value if the reporting person's service as a Director terminates before the shares vest. The shares will vest in full on the second business day after Issuer announces financial results for the fourth quarter of the year of grant.

(2) Pursuant to Rule 13d-3(b)(1), includes options to purchase 29,166 shares of Common Stock, exercisable within 60 days of the date hereof.

(3) Includes 254,793 shares issuable upon exercise of Warrants; excludes 123,995 shares issuable upon exercise of Warrants that under the terms of the Warrants are not exercisable so long as such exercise would cause the holder's beneficial ownership to exceed 9.9% of the total number of issued and outstanding shares of Common Stock.

(4) Calculated based upon 51,372,926 shares of Common Stock issued and outstanding, including 47,837,360 shares of Common Stock outstanding as of August 7, 2006, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2006; 3,535,566 shares issued on November 6, 2006 as reported by the Issuer on its Form 8-K dated November 7, 2006; and assuming the exercise by Purchaser of Warrants to purchase 254,793 shares of Common Stock.

(5) Mr. Fingerhood disclaims beneficial ownership of any securities of Issuer beneficially owned by Purchaser.

CUSIP No. 44973Q103               13D/A                     Page 10 of 11 Pages

This Schedule 13D/A relates to the common stock, par value $0.0001 per share ("Common Stock"), of I-many, Inc., a Delaware corporation (the "Issuer"). Issuer's principal executive office is located at 399 Thornall Street, 12th Floor, Edison, New Jersey 08837. Items 2, 3, 4 and 5 of the Schedule 13D are hereby amended as follows:

ITEM 2. Item 2 (a) - (c) is hereby amended to reflect that:

ZF Partners, L.P. ("Purchaser") is a Delaware limited partnership. The general partner of the Purchaser is ZF Ventures, L.L.C., a Delaware limited liability company ("General Partner"). The managing member of the General Partner is SLF Partners, LLC, a Delaware limited liability company ("SLF Partners"). Steven L. Fingerhood is the managing member of SLF Partners.

The following "EGI Entities" are no longer reporting persons (as ZF Ventures, L.L.C., the General Partner, is now managed solely by SLF Partners) and are removed from the filing:

EGI-Fund (02-04) Investors, L.L.C.
EGI-Managing Member (02-04), L.L.C.
SZ Investments, L.L.C.
Chai Trust Company, L.L.C.

ITEM 3. Source and Amount of Funds or Other Consideration is hereby amended by appending the following thereto:

On November 1, 2006, Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with certain institutional and other accredited investors named therein (collectively, the "Investors"), including Purchaser. Pursuant to the terms of the Securities Purchase Agreement, Issuer agreed to sell a total of 3,535,566 shares (the "Shares") of its Common Stock, at a price of $1.94 per share, together with warrants (the "Warrants") to purchase an aggregate of 1,060,663 shares (the "Warrant Shares") of Common Stock at a price of $0.1333 per full Warrant, for aggregate gross proceeds of approximately $7.0 million (the "Private Placement"). Purchaser acquired an aggregate of 1,262,627 Shares of Common Stock and Warrants to purchase 378,788 Warrant Shares, of which only 254,793 Warrant Shares are currently exercisable, for a total unit price of $1.98 per share, and aggregate consideration of $2,500,001.46. The source for the purchase price was Purchaser's working capital.

ITEM 4. Purpose of Transaction is hereby amended by appending the following thereto:

Pursuant to the terms of the Securities Purchase Agreement, Issuer granted the Investors the right to participate in future offerings of the Company's Common Stock or rights to acquire Common Stock for a period of eighteen months following the closing of the Private Placement, subject to certain exceptions.

The Warrants will be exercisable until November 2011 at an exercise price of $2.11 per share. In addition, the Warrants will be exercisable on a cashless basis under certain circumstances. The Warrants provide that the number of Warrant Shares that may be acquired by the holder of a Warrant upon its exercise shall be limited to the extent necessary that, following such exercise, such holder and any person whose beneficial ownership of Common Stock would be aggregated with the holder of the Warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, does not beneficially own more than 9.9% of the total number of issued and outstanding shares of Common Stock.

On November 1, 2006, Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors, including the Purchaser. Pursuant to the Registration Rights Agreement, Issuer has agreed to register the resale of the Shares and the Warrant Shares issued or to be issued in connection with the Private Placement. Issuer has agreed to file with the Securities and Exchange Commission (the "SEC") a registration statement with respect to this registration within 30 days after the closing of the Private Placement. If certain of its obligations under the Registration Rights Agreement are not met, Issuer has agreed to make pro-rata liquidated damages payments to each Investor.

The description of the terms and conditions of the Securities Purchase Agreement, Warrants and the Registration Rights Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the Warrant and the Registration Rights Agreement attached hereto as to Exhibit 1, Exhibit 2, and Exhibit 3, respectively, and incorporated herein by reference.

Purchaser participated in the Private Placement on the same terms as the other Investors. The Pricing Committee of the Board of Directors of Issuer (the "Board"), which is comprised solely of independent members of the Board having no financial interests in the transactions contemplated by the Private Placement, approved the final terms of the Private Placement and the participation of existing investors and affiliated entities and individuals, including Purchaser. In addition, Mr. Fingerhood disclosed Purchaser's interest in purchasing securities in the Private Placement to the Board and recused himself from all actions related to the determination by the Board of the final terms of the Private Placement.

ITEM 5. Interest in Securities of Issuer - Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) and (b) To the best knowledge of each of the Reporting Persons, there were 51,372,926 shares of Common Stock issued and outstanding, including 47,837,360 shares of Common Stock outstanding as of August 7, 2006, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2006 and 3,535,566 shares issued on November 6, 2006 as reported by the Issuer on its Form 8-K dated November 7, 2006.

Purchaser and each of the other Reporting Persons share beneficial ownership and dispositive and voting power of 5,123,420 Shares, representing 9.9% of Issuer's issued and outstanding Common Stock. The 5,123,420 Shares includes 254,793 Warrant Shares and excludes 123,995 Warrant Shares that under the terms of the Warrants are not exercisable so long as such exercise would cause the holder's beneficial ownership to exceed 9.9% of the total number of issued and outstanding shares of Common Stock. See Item 4 herein.

Steven L. Fingerhood, a Reporting Person, has sole beneficial ownership and dispositive and voting power of 8,572 shares of Restricted Common Stock and beneficial ownership and dispositive power over 29,166 shares issuable upon the exercise of options exercisable upon 60 days of the date hereof. Mr. Fingerhood disclaims beneficial ownership of any securities of Issuer beneficially owned by Purchaser.

ITEM 7.  Materials to be filed as Exhibits.

Exhibit 1. Securities Purchase Agreement, dated as of November 1, 2006, among I-many, Inc. and the Investors, including ZF Partners, L.P.

Exhibit 2. Warrant issued by I-many, Inc. to ZF Partners, L.P.

Exhibit 3. Registration Rights Agreement, dated as of November 1, 2006, by and among I-many, Inc. and the Investors , including ZF Partners, L.P.

CUSIP No. 44973Q103               13D/A                     Page 11 of 11 Pages

                                    SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 10, 2006

-ZF PARTNERS, L.P.
  By: ZF Ventures, L.L.C., its general partner
   By: SLF Partners, LLC, Managing Member

    By: /s/ STEVEN L. FINGERHOOD
    -------------------------------------
	Steven L. Fingerhood, Managing Member

- ZF VENTURES, L.L.C.
    By: SLF Partners, LLC, Managing Member

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
	Steven L. Fingerhood, Managing Member


-SLF PARTNERS, LLC

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
	Steven L. Fingerhood, Managing Member


 /s/ STEVEN L. FINGERHOOD
 -------------------------------------
-STEVEN L. FINGERHOOD


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)